[redacted]

PUBLIC *AP 3/12

15048691

I
SECURITIES A
Wash

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C. 194 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwich Energy Capital Advisors, LLC

OFFICIAL USE ONLY
157945
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Whiffletree Way
(No. and Street)

Riverside	CT	06878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Halpern 203-210-7364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Independent Registered Public Accounting Firm

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200	Larkspur	CA	94939-1750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cgo 3/12/15

OATH OR AFFIRMATION

I, Jasjeet S. Sood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwich Capital Energy Advisors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Frann A Ward
NOTARY PUBLIC
State of Connecticut
My Commission Expires Jan 31, 2019

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss). Operations
- [ ] (d) Statement of Changes in Financial Condition. Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Review Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenwich Energy Capital Advisors, LLC

Statement of Financial Condition

As of December 31, 2014

with

Report of Independent Registered Public Accounting Firm

WILSON MARKLE STUCKEY HARDESTY & BOTT

Certified Public Accountants

Greenwich Energy Capital Advisors, LLC

Statement of Financial Condition

As of December 31, 2014

with

Report of Independent Registered Public Accounting Firm

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Greenwich Energy Capital Advisors, LLC. (the Company) as of December 31, 2014. The statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2014.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
February 26, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Greenwich Energy Capital Advisors, LLC
Statement of Financial Condition
As of December 31, 2014

Assets

Current assets		
Cash	$	24,206
Prepaid expenses		889
Total current assets		25,095
Total assets	$	25,095

Liabilities and Member's Equity

Current liabilities		
Accounts payable and accrued liabilities	$	4,037
Member's equity		21,058
Total liabilities and member's equity	$	25,095

See accompanying notes

Greenwich Energy Capital Advisors, LLC
Notes to Statement of Financial Condition
December 31, 2014

Note 1 - Summary of significant accounting policies

Basis of presentation
Greenwich Energy Capital Advisors, LLC (the "Company") was organized in December 2010 and began operating as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA") in November 2011.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Commissions and fees
The Company records commission and fee income as earned pursuant to the terms of its investment banking or consulting agreements.

Cash
Cash consists of amounts on deposit with a commercial bank, in interest and non-interest bearing accounts, available on demand. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2014, the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Greenwich Energy Capital Advisors, LLC
Notes to Statement of Financial Condition
(continued)
December 31, 2014

Note 1 - Summary of significant accounting policies (continued)

Income taxes
The Company has elected to be taxed in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the member includes the Company's taxable income or loss in his individual income tax returns.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2011 to 2014 are open for examination by the Internal Revenue Service and years 2010 to 2014 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. For the year ended December 31, 2014, advertising costs were insignificant.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Greenwich Energy Capital Advisors, LLC
Notes to Statement of Financial Condition
(continued)
December 31, 2014

Note 2 - Concentrations

During the year ended December 31, 2014, consulting fee revenues consisted of $15,000 from one client/contract.

Note 3 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued and filed. Management concluded that no material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in such financial statements.

Note 4 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2014, the Company had net capital of $20,169 which exceeded its required net capital by $15,169 and the ratio of aggregate indebtedness to net capital was .2002 to 1.